
05006720

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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fortis

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5234 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 3/22/05



FORTIS

Solid partners, flexible solutions

Annual Results 2004

Press release

Brussels/Utrecht, 10 March 2005



FORTIS

Solid partners, flexible solutions

Excellent full-year 2004: EUR 3.2 billion net operating profit (+42%)

Dividend 13% up from EUR 0.92 to EUR 1.04

- **Net operating profit up 42% to EUR 3,197 million**
- **Net profit up 53% to EUR 3,358 million (EUR 2.59 per share)**
- **Proposed dividend EUR 1.04 per share in cash, up 13% from EUR 0.92 for 2003 and introduction of interim dividends as from the 2005 financial year**
- **Net operating profit at Banking up 36%**
    - **Revenues increased by 4%**
    - **Sharply lower value adjustments to loans**
    - **Operating costs remained flat**
- **Net operating profit at Insurance up 48%**
    - **Premiums up at Life and Non-Life (excluding Assurant and Seguros Bilbao)**
    - **Increase in Embedded Value and in Value Added by New Business at Life**
    - **Excellent performance by Non-life**
- **Value of the equity portfolio exceeds historical cost for the first time since the third quarter 2002**

Fortis CEO Jean-Paul Votron comments:

Fortis delivered record-high operating results in 2004. Our net operating profit increased by 42%. Around 85% of our net operating profit was realised in our home markets, which are still experiencing low economic growth rates. In this environment, we managed to increase our revenues, while keeping our costs stable across the businesses. We can be proud of these results.

Our recently introduced strategy builds on the core strengths that have led to the full-year 2004 results and further leverages on the positive momentum in the various businesses.
The combining of Commercial and Private Banking has institutionalised the co-operation that was already taking place and has created a true bank for both the enterprise and the entrepreneur. The investment plans of Commercial and Private Banking will reinforce each other: the roll-out of the business centre network across 25 European countries will accelerate our market penetration beyond the Benelux countries.
In Merchant Banking we will continue to grow profitably in selected skills and niches by means of a focused client-centric approach.
At Retail Banking, we have been able to improve revenues while at the same time lowering the cost base. In the highly competitive markets in which we operate, client satisfaction and sustained cost control will remain key differentiators for improving results.

The focus on profitability at Life Insurance in combination with volume growth has led to a substantial increase in value creation, as evidenced by the growing Value Added by New Business and margins. Sales through the banking channel have played an important role in achieving this. The recently begun collaboration with 'Bank van de Post' on the distribution of insurance products will reinforce our market leadership in bancassurance in Belgium.

A similar pattern was visible at Non-Life. Premium growth in combination with cost control and favourable claims experience has led to steep increases in results. In the Netherlands, our leading position in the growing disability market and our proven competitive advantage in underwriting have created a solid base for profitable growth.

At Insurance International, our European and Asian joint ventures delivered very healthy premium and profit growth. Our new joint venture in Portugal, Millenniumbcp Fortis Grupo Segurador, will also contribute to Fortis's growth outside its home market as from the first quarter of this year,

While our revenues have increased, costs were kept stable. This has resulted in an improvement of the cost/income ratio of our banking activities to 61.3%. We will continue to focus on the difference between cost and revenue performance in the coming period. The newly created COO function will ensure our continued cost focus through the integration of support and operational functions across Banking and Insurance. This will improve operating margins while creating an environment of controlled growth.

The improved underlying performance in combination with our solid solvency position will enable us to propose a 13% higher cash dividend of EUR 1.04 to the Annual General Meeting of Shareholders. In addition, we will aim to pay interim dividends as from the 2005 financial year. The increase in dividend and the introduction of an interim dividend reflect our continued focus on the creation of shareholder value.

As we will start reporting under IFRS this year, the volatility of our results will increase. We will therefore not give any guidance for full-year 2005.

Full-year 2004 (versus full-year 2003)

- Net operating profit before realised capital gains increased by 25% from EUR 1,976 million to EUR 2,469 million, or by 42% excluding Assurant and Seguros Bilbao. Net operating profit increased by 42% from EUR 2,247 million to EUR 3,197 million. Value adjustments to the equity portfolio contributed EUR 372 million, compared with a loss of EUR 311 million in 2003. In the course of the fourth quarter, the value of the equity portfolio exceeded the historical cost price for the first time since the third quarter of 2002. Net realised capital gains were down by EUR 226 million, or 39%, to EUR 356 million.

- Net profit increased by 53% from EUR 2,197 million to EUR 3,358 million, benefiting from an increase of EUR 211 million in non-operating items, mainly in respect of gains realised on the sale of 65% of Assurant and of Seguros Bilbao. Earnings per share amounted to EUR 2.59 compared with EUR 1.70 in 2003. Return on equity came to 25.6% in 2004.

- The Banking business's net operating profit before realised capital gains increased by 49% to EUR 1,646 million. Net operating profit increased by 36% to EUR 1,970 million. Total revenues went up by 4%. Substantial increases in net interest income (+5%) and commissions (+10%) were partially offset by the lower trading result reported under other revenues. Sharply lower value adjustments to loans were important contributors to the strong improvement in results. Costs remained tightly controlled in 2004.

- The Insurance business's net operating profit went up by 48% from EUR 996 million to EUR 1,480 million. Excluding Assurant and Seguros Bilbao, net operating profit more than doubled from EUR 664 million to EUR 1,373 million. Value adjustments to the equity portfolio added EUR 441 million to net operating profit, whereas in 2003 they depressed it by EUR 310 million. Net realised capital gains came down by EUR 177 million. Excluding Assurant and Seguros Bilbao, net operating profit before realised capital gains increased by 19% as a result of the continued good performance at Life and an excellent performance at Non-life.

Key figures (in EUR million)	2004	2003	% change	% change [1]
Net operating profit before realised capital gains	2,469	1,976	25	42
Banking	1,646	1,102	*49*	
Insurance	992	1,060	*(6)*	*19*
General	(169)	(186)	*(10)*	
Net realised capital gains [2]	356	582	*(39)*	*(38)*
Net operating profit excluding value adjustments to the equity portfolio	2,825	2,558	*10*	*21*
Value adjustments to the equity portfolio	372	(311)	*	*
Realised	*(63)*	*(947)*	*(93)*	*(93)*
Unrealised	*435*	*636*	*(32)*	*(29)*
Net operating profit	**3,197**	**2,247**	***42***	***61***
Banking	1,970	1,446	*36*	
Insurance	1,480	996	*48*	*
General	(253)	(195)	*29*	
Non-operating items	161	(50)	*	
Net profit	**3,358**	**2,197**	***53***	***53***

[1] *Excluding Assurant and Seguros Bilbao.*
[2] *Excluding equity portfolio, after tax.*

Dividend

A cash dividend of EUR 1.04 per share, an increase of 13% on the EUR 0.92 paid for 2003, will be proposed by the Board of Directors to the Annual General Meeting of Shareholders on 25 May 2005. The increase in dividend reflects the strong underlying performance combined with the solid solvency position.
The Board has decided to amend dividend policy. Fortis now aims to pay an interim dividend as from the 2005 financial year. The policy is to pay, in normal circumstances, an interim dividend amounting to 50% of the full-year dividend for the previous year.

Financial calendar 2005

25 May 2005	Publication first-quarter results
25 May 2005	Annual General Meeting of Shareholders
27 May 2005	Fortis shares quoted ex-dividend
16 June 2005	Payment date dividend 2004
25 August 2005	Publication first half results
26 August 2005	Fortis shares quoted ex-interim dividend
15 September 2005	Payment date interim-dividend
23 November 2005	Publication first nine months results

Fourth quarter 2004 (versus fourth quarter 2003)

- Net operating profit before realised capital gains increased by 4% from EUR 548 million to EUR 567 million (+15% excluding Assurant and Seguros Bilbao). Net operating profit went down by 16% from EUR 871 million to EUR 731 million, due to a substantially lower positive contribution from value adjustments to the equity portfolio. Non-operating items amounted to EUR -89 million, due to restructuring provisions at Banking.

- The Banking business's net operating profit before realised capital gains advanced 17% from EUR 343 million to EUR 400 million, thanks to higher revenues and lower value adjustments to loans outweighing 13% higher operating costs (excluding leasing). Staff costs went up by 12% and other costs increased by 13%. The increase in staff costs can largely be explained by some exceptional releases in the fourth quarter of 2003. Moreover, staff costs always tend to increase in the fourth quarter due to bonuses, which are linked to the full-year results. As a result of the sharp increase in net profit, bonuses peaked in 2004. The 13% increase in other operating costs can largely be explained by higher one-off costs, mainly for IT and marketing. In addition, changes in the regulatory environment (e.g. IFRS and Basle II) have led to extra consultancy costs.
  Net operating profit increased by 23% from EUR 307 million to EUR 379 million.

- The Insurance business's net operating profit before realised capital gains dropped by 7% from EUR 245 million to EUR 228 million. However, excluding Assurant and Seguros Bilbao, a 20% increase was posted, mainly thanks to higher technical results at Non-life. Net operating profit decreased by 17% from EUR 586 million to EUR 484 million as a result of a decrease in net realised capital gains and lower value adjustments to the equity portfolio (-11% excluding Assurant and Seguros Bilbao).

Fourth quarter 2004 (versus third quarter 2004)

- Net operating profit before realised capital gains dropped by 16% to EUR 567 million. Lower results for Banking, Insurance and General drove this decrease.

- At Banking, net operating profit before realised capital gains dropped by 7% from EUR 432 million to EUR 400 million. Higher revenues and lower value adjustments on loans (including real estate and other) could not fully compensate for the 16% increase in operating costs in the fourth quarter. In accordance with the regular seasonal pattern, both staff costs and other costs were higher than in the previous quarter. On top of that, some important one-offs were booked for bonuses and for higher IT, marketing and consultancy costs.

- At Insurance, net operating profit before realised capital gains dropped by 14%. Higher operating results at Life could not compensate for the lower results at Non-Life, which were impacted by lower technical results, lower non-technical income and higher taxation.

Key quarterly figures (in EUR million)

	Q4 2004	Q4 2003	% change	% change[1]	Q3 2004	% change	% change[1]
Net operating profit before realised capital gains	567	548	4	15	676	(16)	(17)
Banking	400	343	17		432	(7)	
Insurance	228	245	(7)	20	265	(14)	(16)
General	(61)	(40)	49		(21)	*	
Net realised capital gains [2]	49	49	1	(14)	(25)	*	*
Net operating profit excluding value adjustments to the equity portfolio	616	597	3	12	651	(5)	(6)
Value adjustments to the equity portfolio	115	274	(58)	(58)	(14)	*	*
Realised	3	(191)	*	*	27	(92)	
Unrealised	112	465	(76)	*	(41)	*	
Net operating profit	**731**	**871**	**(16)**	**(12)**	**637**	**15**	**15**
Banking	379	307	23		434	(13)	
Insurance	484	585	(17)	(11)	230	*	*
General	(132)	(21)	*		(27)	*	
Non-operating items	(89)	(22)	*	*	1	*	*
Net profit	**642**	**849**	**(24)**	**(29)**	**638**	**1**	**0**

[1] *Excluding Assurant and Seguros Bilbao.*
[2] *Excluding equity portfolio, after tax.*

	Year 2004	Year 2003	% change
Net equity (in EUR million)	14,365	11,894	21
Return on equity (as %)	25.6	19.3	
Per share:			
• Net operating profit	2.46	1.74	41
• Net profit	2.59	1.70	52
• Net equity	11.04	9.16	21
• Dividend	1.04 [1]	0.92	13
Weighted average shares (in thousands)	1,298,288	1,295,387	

[1] *Proposed dividend.*

Banking business

Net operating profit increased by 36% from EUR 1,446 million to EUR 1,970 million. Value adjustments to the equity portfolio were EUR 20 million higher than in 2003, but net realised capital gains were EUR 40 million lower.
Net operating profit before realised capital gains went up by 49% to EUR 1,646 million. Total revenues were 4% above the 2003 level. Revenue quality improved as the more stable elements gained importance. Substantial increases in net interest income (+5%) and commissions (+10%) were offset by a lower trading result, which was reported under other revenues. Value adjustments on loans (including real estate and other) declined by a significant 70% to EUR 227 million.
Operating costs excluding leasing remained flat at EUR 4,831 million. The cost/income ratio (netted for leasing and excluding the equity portfolio, but including FB Insurance) improved from 62.7% to 61.3%. FTEs declined by 5%, compared with the end of 2003, to 35,720.

Key figures [1]	**Year**			**Quarterly**				
(in EUR million)	**2004**	**2003**	**% change**	**Q4 2004**	**Q4 2003**	**% change**	**Q3 2004**	**% change**
Total revenues, net of interest expense	8,057	7,784	4	1,967	1,776	11	1,884	4
Net interest income	4,587	4,380	5	1,141	1,164	(2)	1,117	2
Commissions	1,978	1,802	10	525	486	8	471	11
Capital gains	438	443	(1)	16	(74)	*	7	*
Other revenues	1,054	1,159	(9)	285	200	43	289	(2)
Value adjustments	(227)	(762)	(70)	(27)	(190)	(86)	(54)	(51)
Operating expenses	(5,168)	(5,128)	1	(1,415)	(1,253)	13	(1,219)	16
Operating costs	*(4,831)*	*(4,832)*	*0*	*(1,312)*	*(1,165)*	*13*	*(1,135)*	*16*
Costs of assets held for lease	*(337)*	*(296)*	*14*	*(103)*	*(88)*	*17*	*(84)*	*23*
Operating profit before taxation	2,662	1,894	41	525	333	58	611	(14)
Net operating profit before realised capital gains	1,646	1,102	49	400	343	17	432	(7)
Net realised capital gains [2]	296	336	(12)	10	(6)	*	3	*
Net operating profit excluding value adjustments to the equity portfolio	1,942	1,438	35	410	337	22	435	(6)
Value adjustments to the equity portfolio	28	8	*	(31)	(30)	9	(1)	*
Realised	(14)	(48)	(71)	(1)	(49)	(99)	1	*
Unrealised	42	56	(26)	(30)	19	*	(2)	*
Net operating profit	**1,970**	**1,446**	**36**	**379**	**307**	**23**	**434**	**(13)**

[1] *Excluding FB Insurance.*
[2] *Excluding equity portfolio, after tax.*

- Net interest income for 2004 improved by 5% to EUR 4,587 million. This rise was mainly due to higher volumes of loans and deposits, plus generally stable commercial margins. Net interest income increased by 2% to EUR 1,141 million in the fourth quarter of 2004 compared with the third quarter. Increased volumes and wider commercial margins more than compensated for the negative impact of flatter yield curves.

- Net commission income performed very favourably, rising 10% to EUR 1,978 million as a result of higher fees at Asset Management, Private Banking and Network Banking. Fees for assets under management went up 20% to EUR 763 million owing to new inflows and, on average, higher stock markets. Net commissions increased by 11% to EUR 525 million in the fourth quarter compared with the third quarter of 2004. This was due to higher fees at Insurance on the back of strong volumes in the banking channel in Belgium, a further increase in commissions at Asset Management and higher Corporate Finance fees. Compared with the fourth quarter of 2003, net commission income rose by 8%.

- Net realised capital gains came down by 12% to EUR 296 million in 2004, compared with EUR 336 million in 2003.

- Other revenues declined by 9% to EUR 1,054 million. Weak results for trading were not fully offset by sharply higher other income, which progressed favourably as a result of higher income from leasing and a steep increase in income from participating interests, which benefited from higher dividends, profits of associated companies and disposal of financial assets.

- Value adjustments to loans (including real estate and other) fell by 70% to EUR 227 million in 2004, mainly as a result of sharply lower loan loss provisions at Merchant Banking. Retail and Commercial Banking contributed to the decrease in value adjustments as well. The credit loss ratio dropped to 11 basis points from 40 in 2003. Value adjustments amounted to EUR 27 million in the fourth quarter, down 86% from the fourth quarter of 2003.

- Operating costs (excluding leasing) remained stable at EUR 4,831 million. Excluding the exceptional releases in the fourth quarter of 2003, staff costs remained stable over the year, despite the decrease in FTEs by 1,724 to 35,720 compared with the end of 2003. Other operating costs dropped 3%.
  Operating costs (excluding leasing) increased by 13% in the fourth quarter of 2004, compared to the fourth quarter of 2003. Staff costs went up by 12% and other costs increased by 13%. The increase in staff costs can largely be explained by some exceptional releases in the fourth quarter of 2003. Moreover, staff costs always tend to increase in the fourth quarter due to bonuses, which are linked to full-year results. As a result of the sharp increase in net profit, bonuses peaked in 2004. The 13% increase in other operating costs can largely be explained by higher one-off costs, mainly for IT and marketing. Changes in the regulatory environment (e.g. IFRS and Basle II) have led to extra consultancy costs.
  Operating costs went up 16% in the fourth quarter versus the previous quarter. The increase was largely driven by one-offs (bonuses and higher IT, marketing and consultancy costs).
  The cost/income ratio (netted for leasing and excluding equity portfolio, but including FB Insurance) improved from 62.7% to 61.3%, despite lower capital gains and lower trading results.

- Risk-weighted commitments increased by 7%, versus year-end 2003, to EUR 172.4 billion as a result of an increase in loans to customers across all business lines.

	Year 2004	Year 2003
Cost / income ratio [1]	61.3%	62.7%
RWC (EUR billion)	172.4	161.5
Credit loss ratio (in bp) [2]	11	40
Tier 1 ratio	8.3	7.9
Capital adequacy ratio	12.3	12.4
FTEs	35,720	37,444

[1] *Netted for leasing, excl. equity portfolio, incl. FB Insurance.*
[2] *Value adjustments on loans to customers as a permillage of gross loans to customers (end of period).*

Insurance business

Net operating profit increased from EUR 996 million to EUR 1,480 million. Value adjustments to the equity portfolio contributed EUR 428 million to net operating profit compared with a loss of EUR 308 million in 2003. Net realised capital gains were substantially lower.

Please note that the figures in the analysis below exclude Assurant and Seguros Bilbao.

Net operating profit before realised capital gains increased by 19% to EUR 871 million owing to the continued good performance at Life and excellent performance at Non-life. Net realised capital gains dropped from EUR 238 million to EUR 61 million. Operating costs remained stable. Life's net operating profit before realised capital gains increased by 13% to EUR 533 million as a result of better technical results and higher non-technical income. Non-life's net operating profit before realised capital gains went up by 28% to EUR 338 million thanks to higher volumes and excellent technical results for all product lines. The combined ratio improved from 99% to 97%. Both the expense ratio and the claims ratio were better than they were in 2003.

Key figures (excluding Assurant and Seguros Bilbao)

	Year			Quarterly				
(in EUR million)	**2004**	**2003**	**% change**	**Q4 2004**	**Q4 2003**	**% change**	**Q3 2004**	**% change**
Gross premiums	13,703	13,077	5	3,750	*3,121*	20	2,850	32
Life	*9,030*	*8,682*	*4*	*2,798*	*2,199*	*27*	*1,782*	*57*
Non-life	*4,673*	*4,395*	*6*	*952*	*922*	*3*	*1,068*	*(11)*
Operating expenses	(2,525)	(2,614)	(3)	(647)	*(759)*	(15)	(616)	5
Commissions	*(1,096)*	*(1,068)*	*3*	*(271)*	*(264)*	*3*	*(267)*	*2*
Operating costs	*(1,322)*	*(1,319)*	*0*	*(351)*	*(350)*	*0*	*(327)*	*7*
Technical results	1,176	1,009	17	305	*218*	40	309	(1)
Life	*733*	*696*	*5*	*203*	*194*	*5*	*186*	*9*
Non-life	*443*	*313*	*42*	*102*	*24*	*	*123*	*(17)*
Net operating profit before realised capital gains	871	736	19	202	*169*	20	241	(16)
Life	*533*	*471*	*13*	*139*	*125*	*12*	*136*	*2*
Non-life	*338*	*265*	*28*	*63*	*44*	*44*	*105*	*(40)*
Net realised capital gains [1]	61	238	(75)	40	*63*	(37)	(28)	*
Net operating profit (excluding value adjustments to the equity portfolio)	932	974	(4)	242	*232*	4	213	14
Value adjustments to the equity portfolio	441	(310)	*	216	*282*	(24)	(5)	*
Realised	*(55)*	*(892)*	*(94)*	*3*	*(142)*	*	*27*	*(91)*
Unrealised	*496*	*582*	*(15)*	*213*	*424*	*(50)*	*(32)*	*
Net operating profit	**1, 373**	**664**	*	**458**	***514***	***(11)***	**208**	*
Net operating profit Assurant / Seguros Bilbao	107	332	(68)	26	*71*	(64)	22	(10)
Net operating profit – Total	**1,480**	**996**	***48***	**484**	***585***	***(17)***	**230**	*

[1] *Excluding equity portfolio, after tax.*

Life

- Gross Life premiums increased to EUR 9,030 million, 4% higher than for 2003. FB Insurance (+15%) and Fortis Insurance International (+16%) both contributed to this increase in volume. In the Netherlands, the emphasis on the sale of profitable products at Fortis ASR led to a 6% decrease in gross Life premiums in 2004. At Fortis AG, premiums dropped by 4% as a result of the lower crediting rates compared with 2003, when premiums reached exceptional levels in anticipation of crediting rate reductions.
  Gross Life premiums increased sharply by 27% to EUR 2,798 million in the fourth quarter versus the same period in 2003. At FB Insurance, gross premiums soared by 72% to EUR 805 million benefiting from a very successful marketing campaign. Fortis Insurance International's operations in Luxembourg performed very well thanks to successful sales via the banking distribution channel. Compared to the third quarter of 2004, gross Life premiums went up by 57%. All business lines posted higher gross premiums, but FB Insurance and Fortis Insurance International contributed most to the steep increase.

  At Fortis ASR, a greater focus on overall profitability resulted in 6% lower gross Life premium income of EUR 2,808 million, due to lower sales in the single-premium segment (-13%). Sales of regular-premium life policies remained virtually unchanged (-1%). Gross Group Life premium income went up by 3% to EUR 638 million, in line with Fortis ASR's strategy to grow selectively in the Group market. Assets under management were 3% higher than at the end of 2003.

  At Fortis AG, gross Life premiums slipped by 4% to EUR 1,797 million. Individual Life premiums showed a decrease of 11% to EUR 1,075 million. Sales volumes did not match the exceptionally high level of 2003, when sales peaked in anticipation of further reductions in guaranteed interest levels. Group Life premiums increased by 7% to EUR 722 million. Assets under management were 10% higher than at the end of 2003.

  At FB Insurance, gross Life premium income went up by 15% to EUR 2,484 million compared with the previous year. Individual unit-linked products improved sharply (+26%) to EUR 433 million. Assets under management were 11% higher than at the end of 2003.

  At Fortis Insurance International, gross Life premiums increased by 16% to EUR 1,942 million. Higher gross premiums through the BGL network in Luxembourg and CaiFor (Spain) more than compensated for lower gross premiums at Fortis Assurances (France).

- Technical results at Life increased by 5% to EUR 733 million. This was mainly due to better results at FB Insurance and Fortis ASR (driven by higher investment income), partly offset by lower technical results at Fortis AG. In the fourth quarter, technical results came to EUR 203 million, an increase of 9% versus the third quarter of 2004 and a 5% rise compared with the fourth quarter of 2003.

Non-life

- Gross Non-life premiums increased by 6% to EUR 4,673 million as all companies and all insurance types improved their performance.

  At Fortis ASR, gross Non-life premium income advanced 7% to EUR 2,088 million. Premium growth was particularly noticeable at Accident and Health (+13%), which benefited from new legislation.

  At Fortis AG, gross Non-life premium income rose by 2% to EUR 922 million, as a result of higher volumes in Motor.

  At FB Insurance, gross Non-life premium income improved by 5% to EUR 179 million, driven by the Motor and Fire business.

  At Fortis Insurance International, gross Non-life premium income increased by 8% to EUR 1,485 million, mainly due to favourable developments at Fortis Insurance (United Kingdom) and Fortis Corporate Insurance.

- Technical results at Non-life surged to EUR 443 million, up 42%. All product lines contributed to this impressive increase. The combined ratio improved from 99% to 97% compared to 2003. Both the expense ratio and the claims ratio improved versus 2003.
  Technical results increased to EUR 102 million in the fourth quarter, compared with EUR 24 million the fourth quarter of 2003, which was impacted by the harmonisation of reserves at Fortis ASR. Technical results came down by 17% versus the third quarter of 2004 due to an increase in technical provisions at Accident and Health.

- Operating costs remained flat. At Fortis ASR, operating costs were down by 2%, benefiting from the integration that started in 2003. At Fortis AG costs were lower also (-1%). Higher costs at Fortis Insurance International, due to the incorporation of the portfolio of Swiss Life España and to business development in the UK, cancelled out these efficiency improvements. Commissions increased by 3%, reflecting higher volumes at Non-life. Staff costs increased by 2% and other operating costs were down 3%. The number of FTEs remained stable at 12,937. At Fortis Insurance International the number of FTEs increased by 10% to 2,956, reflecting the integration of the portfolio of Swiss Life España and increased activities in the United Kingdom. FTEs at Fortis ASR fell by 3% to 4,809 and at Fortis AG FTEs were reduced by 1% to 4,486.

Key ratios

Excluding Assurant and Seguros Bilbao	**2004**	**2003**
Combined ratio	97	99
Expense ratio	33	34
Claims ratio	64	65
Assets under management (in EUR billion)	76.9	65.2
FTEs	12,937	12,874

Embedded Value

The Embedded Value of life insurance operations provides additional information on the value of the contracts in force and the value of new business.
In line with movements in long-term interest rates, we have lowered our assumptions of investment returns and discount rate by 0.6%

The volume of new Life business is measured by annualised premium equivalent (APE). APE is the sum of annualised regular premiums and 10% of new single premium business. The table below gives a breakdown of the various entities.

In line with our strategy to focus on profitable growth, the Value Added by New Business (VANB) grew substantially more than the new sales. Higher margins, driven by lower unit costs, led to a 19% improvement in VANB.

In EUR million	2004		2003 [3]		Change %	
	APE [1]	VANB [2]	APE	VANB	APE	VANB
Fortis ASR	273	55	265	37	3	48
Fortis AG	151	31	157	36	-4	-15
FB Insurance	266	103	282	90	-6	14
Fortis Insurance International	232	28	200	18	16	54
Total	**922**	**216**	**904**	**181**	**2**	**19**

[1] *APE = Annualised Premium Equivalent.*
[2] *VANB = Value Added by New Business.*
[3] *Excluding Assurant Inc and Seguros Bilbao.*

Following a change in the allocation of capital between Life and Non-life, a capital contribution and some model improvements, the Embedded Value amounted to EUR 8.9 billion at the beginning of 2004.

The Value Added by New Business and better than anticipated equity returns and other assumptions contributed to the EUR 1,043 million growth in Embedded Value. After taking account of the dividend payment to Fortis, Embedded Value reached EUR 9.7 billion at year-end 2004.

Change in Embedded Value (EUR million)

Embedded Value year-end 2003	**8,355**
Capital transfer and other adjustments	534
Embedded Value year start 2004	**8,889**
Accrual during the year	1,043
Accrued value year-end 2004	**9,932**
Dividend payment to Fortis	- 194
Embedded Value year-end 2004	**9,738**

Detailed information on the Embedded Value of Fortis life insurance business can be found on www.fortis.com .

Solvency

In EUR billion	31 December 2004	31 December 2003
Net core capital	**21.3**	**18.5**
Legally required minimum	10.4	10.1
Surplus above legally required minimum	10.9	8.4
Surplus above legally required minimum (as %)	106	83
Fortis's floor	16.4	16.1
Surplus above Fortis's floor	4.9	2.4
Surplus above Fortis's floor (as %)	30	15

Net core capital is calculated conservatively. It excludes any unrealised capital gains on the bond portfolio, goodwill, and any elements of Embedded Value.

At 31 December 2004, net core capital was EUR 21.3 billion, which was EUR 10.9 billion (106%) above the legally required minimum and EUR 4.9 billion (30%) above Fortis's own floor. The Tier 1 ratio and capital adequacy ratio of the bank remained high, at 8.3% and 12.3% respectively.

The sensitivity to a 10% movement in the equity markets was EUR 0.3 billion at 31 December 2004. The improved equity markets in 2004 contributed substantially to the rise in Fortis's net core capital, which went up by EUR 2.8 billion.

I. Network Banking

- **Net operating profit up from EUR 945 million to EUR 1,468 million**
- **Retail Banking – a more profitable product mix combined with tight cost control**
- **FB Insurance is on track**
- **Commercial Banking continues to grow and expand its network**

The net operating profit of **Network Banking** increased by EUR 523 million to EUR 1,468 million. Value adjustments to the equity portfolio at FB Insurance improved from a loss of EUR 70 million to a gain of EUR 84 million. All three Network Banking businesses contributed to the increase in net operating profit. Retail banking was the main contributor as a consequence of simultaneously improving revenues, cutting costs and reducing value adjustments to loans. FB Insurance benefited from higher revenues, while costs went up slightly. Commercial Banking's revenues continue to grow while total costs remained flat. Value adjustments to loans are at a five-year low.

At **Retail Banking,** total revenues went up 4% in 2004 mainly thanks to higher commissions. Retail Banking consolidated its interest income, despite lower market rates, owing to a shift in deposits to more profitable products and a higher loan portfolio in Belgium. Net interest income increased in the Netherlands owing to higher saving volumes and an increase in the mortgage portfolio. In Luxembourg, interest income remained stable, despite the EU's fiscal harmonisation and fiscal amnesties in neighbouring countries. The capital outflow of non-resident customers has been more than offset by the increase in assets of resident customers.
The specialised consumer credit subsidiaries have shown a strong performance. Both Alpha Credit, which provides consumer loans via car importers, dealers and hypermarkets, and International Card Services, which administers revolving credit cards, performed very well.

Commissions were boosted in all geographical areas by better production of savings and investment products, thanks to successful launches of innovative products – including cross-border initiatives – and an increased asset base driven by improving financial markets. Overall, 2004 was a profitable year for personal banking. In Belgium, revenues per customer almost doubled among customers that had been assigned a personal banker. The loan portfolio improved in volume and even more in quality, evidenced by the 15% lower value adjustments than for 2003.

The continued reduction in the number of branches and the decrease in FTEs have kept operating costs under tight control. The number of FTEs in the Benelux has decreased to 12,441, a decline of 5% over the full year. Mergers of Fortis Bank branches in Belgium have reduced their number by 142 to 1,212.

The new DirectService concept was extended to 24 branches in the Netherlands, following a successful pilot. At these branches, customers can carry out simple banking transactions on their own, while at the same time there is more scope for personal service and advice. The personal support provided to customers to help them to get acquainted with this concept is a unique selling proposition that distinguishes Fortis Bank from its competitors and will ultimately result in better service at lower costs.
Overall, our intensified efforts to increase customer satisfaction have yielded initial results in Belgium and the Netherlands.

Along with the optimisation of the bricks and mortar network, other channels, like Internet banking, have thrived. The number of online banking customers in Belgium grew by 11% in the fourth quarter to 777,000 contracts, an increase of 39% compared to 2003. New applications are continuously being added, such as pension planning and portfolio reporting, to build further on this success. In the Netherlands, 110,000 contracts were migrated from PC banking to online banking, further utilising the existing Belgian platform.

Several successful marketing campaigns were launched in the fourth quarter, such as the new baby savings account in Belgium. The Netherlands benefited from the mass-media campaign promoting mortgages, and Belgium and Luxembourg posted excellent results for insurance products.

At **FB Insurance**, gross Life premium income enjoyed growth of 15% to EUR 2,484 million. Traditional Life and Savings increased by 14% to EUR 1,865 million, driven by very successful campaigns for guaranteed life products in the fourth quarter, which were strongly supported by the Fortis Bank branch network. This result outperformed the high volumes of 2003, which were realised in the context of a downward trend in interest rates. Unit-linked gross premium income grew by 26% to EUR 433 million, albeit from a very low base in 2003.

Non-life activity is well on track with a 6% increase in gross premium income to EUR 179 million, driven by Motor and Fire business.

Net operating profit increased from EUR 115 million to EUR 274 million. Net operating profit before capital gains improved by 9% to EUR 188 million thanks to a technical result at Life that benefited from a better investment margin, mainly because of the higher volumes invested in fixed income securities. The Non-life business posted a lower technical result, compared to the outstanding 2003 figure, which was attributable to low claims. Non-life continues to perform very well with a combined ratio of 90%.

Commercial Banking revenues grew by 8% on a like-for-like basis, excluding the impact of the sale of activities in Hong Kong at the beginning of 2004. Although lending remains a core competence among the solutions we offer, higher value-added competences like cross-border Leasing and Factoring continued to gain in importance. Revenues from managing the cross-border cash flows of companies saw a significant increase as well. In its home market, Fortis attracted a great number of new clients in the public sector. Overall, costs remained flat in 2004 compared to the previous year. Important cost savings were made in the home market, especially in support and overhead activities. These savings have been invested in growth opportunities in the distribution network outside Belgium and in specific skills. Value adjustments to the loan portfolio are at a five-year low.

Commercial Banking extended its network in 2004, opening Business Centres in Dortmund, Munich, Marseilles, Metz, Rouen, Turin, Seville and Wroclaw. This expansion will continue and has been incorporated in Fortis's strategy, which targets 30 new Business Centres over the next five years, 15 of them in countries where Commercial Banking is not yet present. Fortis opened its first business centre in Switzerland (Zurich) in February 2005.

II. Merchant Banking

- **Net operating profit for 2004 up 45% from EUR 328 million to EUR 476 million**
- **Strategic niche activities acknowledged by granting of 'deal of the year' awards**
- **Value adjustments on loans down 89%**

Merchant Banking reported record results for full-year 2004. Net operating profit rose to EUR 476 million, a 45% increase compared to 2003's excellent results. The increase was driven by lower value adjustments to loans and revenue growth from client activity across many corporate and institutional sectors. On the other hand, the weakening dollar and disappointing proprietary trading results had an unfavourable impact on the overall figures.

Thanks to stronger relationship management and improved account planning, business with corporate clients continued to expand profitably. Interest income increased by 6% despite the negative impact of the ongoing margin compression and the flattening yield curve.
The main profit drivers were shipping, commodities, intermodal, oil & gas, and export and project finance, reflecting in part Merchant Banking's strategy to invest in specialised franchises with a global reach. General corporate services and transactions also yielded an excellent return on substantially higher volumes.
Loan loss provisions for 2004 were 89% lower than in 2003, reflecting the improved credit environment throughout the year and enhanced credit discipline. Commission income was up 13% due to the increased number of lucrative deals involving corporate finance.

Private equity activities were further streamlined and performed well in 2004, benefiting from improved market conditions. Successful exits in Spain and the Netherlands, complemented by positive contributions from the fund-of-funds portfolio, eclipsed the write-downs in the legacy portfolio. Furthermore, the total private equity portfolio grew significantly, giving it proper diversification in terms of geography and markets.

Institutional client business also picked up during 2004, albeit at a slower pace than corporate business. By the end of the year, Merchant Banking had finished the client segmentation exercise, which should lead to improved coverage through enhanced relationship management and specialised client service teams. The fund services department realised good results on the back of the stock market recovery, and managed to improve noticeably its operational efficiency.

Proprietary trading revenues were below expectations in a challenging business environment of low volatility, some geopolitical uncertainty and flattening yield curves. Forex, money market, fixed income and equity trading units posted good results, especially for derivatives and structured products. The credit spread team performed extremely well, helped by good client flows and tightening credit spreads. In 2004, the credit spread team closed a number of high-profile structured credit deals and several Collateralised Debt Obligations (CDOs) managed by high-quality asset managers. It also originated and structured securitised deals for clients using both the market for term Asset Backed Securities (ABS) and Scaldis Capital, its asset-backed commercial paper conduit.

The number of FTEs employed by Merchant Banking stood at 2,761 at the end of the year, a 3% increase from 2003, reflecting the growth in strategically important market segments. Furthermore, costs rose in line with the increase in business activity.

Fortis Bank won the Carbon Trade of the Year award for the first-ever trade of European Union Emission Allowances (EUAs), using a contract adapted from the Master Agreement of the International Swaps and Derivatives Association, Inc. (ISDA). This transaction with Dresdner Kleinwort Wasserstein has effectively created the market standard., Fortis Bank also received the Deal of the Year Award by Marine Money for the High Yield issue for Trailer Bridge, as well as the 'North American Renewable Deal of the Year' awarded by Project Finance Magazine in January 2005.

III. Investment Services

Private Banking & Trust

- **Net operating profit up 16% from EUR 123 million to EUR 143 million**
- **Revenues and margins increased**
- **Recent acquisitions and new initiatives contributed to net operating profit**
- **Assets under management grew by 4% to EUR 52.4 billion.**

The increase in net operating profit from EUR 123 million to EUR 143 million (+16%) was driven mainly by higher volumes with better margins. The rise in overall revenues outweighed cost increases both in private banking and in trust activities. New acquisitions, expansion of the network and investments in new services and competencies have pushed the global cost base higher but are expected to contribute fully to higher revenues in 2005. FTEs increased by 7% to 2,398.

Assets under management increased by 4%, as a result of the net intake of assets from private banking clients, the outflow of institutional non-core clients and better market conditions.

Towards the end of the year, following the acquisition of KPMG Financial Engineering in Luxembourg, Mathew Edwards in London and Isle of Man, PCS in Hong Kong and a 10% stake in the Italian-based BIM, MeesPierson took over Centrapriv, a Swiss financial and fiduciary service provider, in line with the worldwide expansion of its trust activities.

In its client acquisition, MeesPierson is focusing on the same target groups as Commercial Banking i.e.: entrepreneurs, their companies and their advisors. In the last three months of the year, MeesPierson continued its geographic expansion, opening offices in Shanghai and Guangzhou in China, and in Jakarta, Indonesia. MeesPierson was also very active in the development of new products and services in real estate, launching MP Special Fund–Real Estate (a fund of funds), a number of real estate funds in the Netherlands and introducing the first Belgian Private Partnership Structure in that area of expertise. CreON Limited, a new international Collateralised Debt Obligation (CDO) structure was very successfully placed worldwide.

Fortis Investments

- **Net operating profit continued to grow, reaching EUR 47 million for the year (including the effect of the changed tax allocation)**
- **Assets under management increased by 12% to EUR 87.1 billion, benefiting from net new cash of EUR 5.6 billion**
- **Net fee revenues up 9%**
- **Assets under management in the Chinese joint venture rose to EUR 1.5 billion**
- **Qualified Foreign Institutional Investor licence obtained in China**

Net operating profit continued to grow, ending the year at EUR 47 million (including one-off costs attributable to the US pension business and the effects of changed tax allocation). Assets under management finished 2004 very strong, rising by EUR 9.1 billion from the end of 2003 to EUR 87.1 billion. Net new cash for the year stood at EUR 5.6 billion, showing clear leverage of the enhanced capabilities in convertibles, structured credit and traditional products.

Following further significant investment in boosting our capabilities in 2004, tight cost control meant only a modest cost increase for the year. Fortis Investments had 704 FTEs at the end of December 2004, including some 200 investment professionals.

Fortis Investments continued to expand and enhance its investment expertise throughout 2004. Key developments included a major upgrade, and relocation to London, of its European Small Cap capability, a strengthening of its unique Shanghai-based Asian Equities (excl. Japan) capability, the establishment of a new US Structured Credit team based in Boston and New York, and the addition of a number of key recruits to its Boston-based US Equities capability.

Fortis Investments continues to flourish in China. Fortis Haitong, its Shanghai-based joint venture is now the largest international player in the market with assets under management of EUR 1.5 billion. Fortis Investments became a Qualified Foreign Institutional Investor (QFII) in 2004, which means it can now provide international clients with direct access to the A shares market.

Lastly, Fortis Investments opened a new sales office in Switzerland, further expanded its presence in Germany and Italy, and took the preliminary steps in preparation for expansion in the United Kingdom, Scandinavia and Poland.

Information Banking

- **Net operating profit down 4% from EUR 112 million to EUR 108 million**
- **Geographic expansion of business**
- **Merger of clearing and custody activities**

Net operating profit for 2004 went down 4% from EUR 112 million to EUR 108 million. Gross revenues were up 4% to EUR 378 million. Operating costs were up 10% due to extra staff costs. Sales and account management teams have been expanded worldwide to cope with increased commercial opportunities. FTEs increased by 7% to 1,103.

Information Banking's integrated services combine custody, clearing, securities financing, lending and yield enhancement strategies such as structured products and arbitrage. The target groups are professional traders, institutional investors, banks and alternative funds.

In line with Fortis's strategy, Information Banking is investigating ways to expand its clearing business in Spain, USA and Asia. The Securities Lending & Borrowing international branch network has added an office in Copenhagen. Prime Fund Solutions has opened a new office in Milan.

Clearing and custody activities have been combined, enabling a more flexible response to the increasing demand for an integrated product package. Clearing activities are provided by a single legal entity, which offers professional traders numerous benefits, including integrated reporting, transparent overview and more efficient asset allocation.

Global Custodian's 2004 Survey of Agent Banks in Developed Markets awarded Information Banking the highest rating among local providers in both the Dutch and the Belgian market.

Securities lending and arbitrage activities were highly successful, partly due to good results in Europe.

Information Banking is regarded as a centre of expertise for specialist fund administration. Prime Fund Solutions has won the GSCS Benchmarks award 'Best Funds Service' for six years in a row. It has further expanded its integrated package of investment services, making use of the latest reporting technology, such as the Geneva system for fund accounting and the Globus system for banking.

IV. Fortis ASR

- **Net operating profit up from EUR 369 million to EUR 682 million**
- ***Both Life and Non-life contributed to net operating profit***
- **Total premium income stable: Life –6%; Non-life +7%**
- **Non-life combined ratio improved from 99 to 96**

Net operating profit for 2004 came in at EUR 682 million, compared with EUR 369 million for 2003. The improved stock market contributed significantly to this recovery. Net operating profit before realised capital gains climbed 36% to EUR 353 million. Gross premium income amounted to EUR 4,896 million, and so remained more or less the same as in 2003. The expected fall in single premium policies was offset by the sharp rise in premium income at Accident & Health.

Gross Life premium income declined by 6% to EUR 2,808 million. The 13% fall in the single-premium segment to EUR 1,068 million was due to the adoption of a policy favouring the sale of more profitable products. Sales of regular-premium Life policies remained virtually unchanged at EUR 1,741 million (-1%). Net operating profit before realised capital gains at Life rose to EUR 226 million (+18% in comparison with 2003). This growth was due to lower costs, higher dividends received and lower taxes. Despite fierce competition, Fortis ASR remained a major player in the Dutch mortgage market with sales of over EUR 7 billion through its intermediary channel. The offering of mortgages is a significant factor in Life insurance production. Mortgage activities were amalgamated in 2004 under the name Fortis Hypotheekbank, a partnership between Fortis Bank and Fortis ASR in the Netherlands.

Gross Non-life premium income advanced 7%, compared with 2003, to EUR 2,088 million. Growth was particularly noticeable at Accident & Health (+13% to EUR 1,064 million from EUR 939 million) and Fire (+3% to EUR 316 million). Other lines (Motor: EUR 477 million, and Other: EUR 230 million) remained unchanged

The increase in sick leave insurance at Healthcare was due mainly to the introduction on 1 January 2004 of the Extended Compulsory Sick Pay Act (*WULBZ 2)*, which requires that employers provide sick pay for two years, and to the growth in disability insurance as a consequence of the abolition of the Occupational Disability Insurance (Self-employed Persons) Act (WAZ) on 1 August 2004. These two legislative changes boosted Healthcare sales by over EUR 88 million.

Net operating profit before realised capital gains at Non-Life improved sharply to EUR 127 million (+85% compared with 2003, in the fourth quarter of which there were considerable additions to technical reserves). Technical results improved virtually across the board. Both the expense ratio and the claims ratio went down last year, driving the combined ratio for Non-Life to 96 (2003: 99).

The integration and harmonisation process initiated in 2003 resulted in a reduction in both costs and FTE numbers in 2004. Operating costs of EUR 575 million were 2% lower than in 2003. FTE numbers have already been reduced by over 400, out of the 750 targeted for the 2003-2006 period. Where necessary, extra temporary staff have been hired in order to maintain or enhance performance. The number of FTEs now amounts to 4,809 FTEs. The integration of the three general insurers is progressing well. The recent formation of a single payment centre for AMEV, Stad Rotterdam and Woudsend marked a major new step in this process. In October 2005, the three insurers will be incorporated into one new general insurer. The harmonisation of products and systems etc. will continue this year. The increased cost synergy should become apparent from 2006 onwards.

V. Fortis AG and Fortis Insurance International

Fortis AG

- **Net operating profit increased from EUR 97 million to EUR 300 million**
- **Gross Life premiums decreased by 4% to EUR 1,797 million**
- **Gross Non-Life premiums grew 2% to EUR 922 million**
- **Combined ratio remained stable at 100**
- **Operating costs remained flat**

Net operating profit increased by EUR 203 million to EUR 300 million. This increase is almost entirely due to upward value adjustments to shares. Net operating profit before realised capital gains increased by 2% to EUR 230 million. Operating costs remained flat and the workforce declined slightly since end 2003 from 4,534 to 4,486 FTEs (1,396 of which are at Fortis Real Estate).

Total gross premium income decreased by 2%, compared with 2003, to EUR 2,719 million. Life registered a 4% decline to EUR 1,797 million, and Non-life a growth of 2% to EUR 922 million.

Individual Life premiums showed a 11% decrease to EUR 1,075 million. Production in 2004 failed to match the exceptionally high level in 2003. However, assets under management at Individual Life have grown by 14% since the beginning of 2004. Fortis AG now has a 23% share of the market for Voluntary Supplementary Pensions for the Self-Employed. The newly launched unit-linked capital-guaranteed product generated 22% growth in unit-linked lines.

Gross Employee Benefit premium income reached EUR 722 million, an increase of over 7% on 2003. This can be attributed primarily to ongoing growth in 'Traditional' products (9%) and to the success of the flexible e-Benefits products (22%). Income from early retirement plans (EUR 18 million) and Fortis Ascento (up nearly 20% to EUR 21 million) contributed similarly to growth. Fortis Ascento is a service that provides solutions for members of a group insurance plan, who receive a lump-sum payout of their pension. Sector-wide pension plans (which did not exist in 2003) contributed EUR 7 million to premium income.

Non-life showed a 2% increase in gross premium income to EUR 922 million. The 7% increase relating to retail customers and small and medium-sized enterprises was the result of continued growth in the portfolio and the increase in average premiums.
Technical results at Non-life were flat. Individual insurance, especially Motor and Home products, saw lower claims frequency and lower average claim costs. The Non-life combined ratio remained stable at 100%. Health Care's overall premium income increased by 6% to EUR 102 million. Health Care growth is more pronounced in Retail (+19%) than in Collective lines (+9%).

Fortis Insurance International

- **Net operating profit up 41% from EUR 84 million to EUR 118 million**
- **Excellent performance driven by Non-Life at Fortis UK and Fortis Corporate Insurance**
- **Gross premiums in Europe +13% to EUR 3,427 million (Fortis's stake out of a total EUR 4,547 million)**
- **Asian development on track (representing total premium income of EUR 1,026 million)**

Net operating profit increased by EUR 34 million to EUR 118 million. Net operating profit before capital gains amounted to EUR 101 million in 2004, a EUR 24 million increase on 2003.

Europe

CaiFor in Spain (**Fortis's stake: Life 40% and Non-life 60%**) increased assets under management by 27% to EUR 23 billion. CaiFor served 2.4 million customers in 2004, 11% more than in 2003. The sale of term life products increased by 31%. Having launched 'VidaCaixa Previsión Social', CaiFor can now offer a complete range of Employee Benefit solutions to corporate clients. Premiums at SegurCaixa, CaiFor's Non-life subsidiary, increased by 18%. SegurCaixa now insures 560,000 families in Spain.
Non-life results in Spain were in line with the positive trend of the previous quarters.

Net operating profit at **Fortis Insurance Limited (United Kingdom)** increased substantially, driven by the strong performance of Household and continued profitability of its private car portfolio. Management of underwriting and expense performance enabled a further improvement, adding to the profit growth. Gross premium income grew across all product lines with Fortis Insurance now established as one of the largest Private Car insurers in the United Kingdom with over 1.3 million vehicles insured. Significant progress was made in broadening Fortis Insurance's product portfolio with continued growth in Household, small commercial products and Travel, where Fortis Insurance is recognised as one of the largest Personal Travel insurers in the UK.

Fortis Luxembourg Vie achieved its highest-ever premium income (+32%) due to the sale of unit-linked products to non-residents under the Freedom of Services Act and to BGL banking customers in its home market. Net operating profit increased noticeably thanks to continuous growth of assets under management and to strict cost control. **Fortis Luxembourg IARD** started distributing selected Non-life products through the BGL network.

The Life premium income of **Fortis Assurances (France)** is generally stable – taking into account the sale of the bank partnership portfolio (excluding Caixa Bank) – thanks to the greatly improved productivity of the reduced sales force, and the production and success of the new unit-linked products. Fortis Assurances is actively targeting the self-employed market.

Fortis Corporate Insurance posted excellent results. Nearly all business lines contributed to the increase in net operating profit. Results for Property are very strong as a consequence of favourable claims experience. The net combined ratio improved from 101% to 96%, reflecting an improvement in both claims and expense ratios. Operating costs are well under control, while gross premium income grew 9%, mainly at Marine and Liability, while Motor ended lower.

Millenniumbcp Fortis Grupo Segurador, the new joint venture with leading Portuguese bank BCP, came into effect at the end of January 2005, immediately providing Fortis with critical mass in the Portuguese insurance market.

Asia

Taiping Life (China; Fortis's stake: 24.9%) once again realised impressive premium growth to EUR 641 million in 2004, amounting to 103% in local currency and 78% in euros.

Mayban Fortis (Malaysia; Fortis's stake: 30%) further strengthened its market position by growing its life premium income by 75% in local currency and 54% in euros to EUR 297 million. Thanks to this excellent performance, Mayban Fortis has become the leader of the Life market in terms of new business.

Muang Thai Fortis (Thailand; Fortis's stake: 40%) has commenced operations as a joint venture. With premium income of EUR 88 million, it has already increased substantially its Mortgage Related Term Assurance business through its partner Kasikorn Bank.

Auditors' statement

The external auditors jointly confirm that their audits of the financial statements as included in the following annexes to this press release are almost completed and that nothing has come to their attention which could lead them to conclude that material changes should be made to the information referred to above.

Reconciliation operating profit before and after taxation
(in EUR million)

	Gross	*Taxation and minority interests*	*Net*
2004			
Operating result	**3,890.5**	**(1,128.1)**	**2,762.4**
less: Realised value differences shares	(37.7)	(25.3)	(63.0)
less: Realised value differences other	544.6	(187.8)	356.8
Operating result before realised value differences	**3,383.6**	**(915.0)**	**2,468.6**
2003			
Operating result	**2,253.9**	**(643.0)**	**1,610.9**
less: Realised value differences shares	(1,407.5)	460.0	(947.5)
less: Realised value differences other	860.3	(277.8)	582.5
Operating result before realised value differences	**2,801.1**	**(825.2)**	**1,975.9**

Consolidated profit and loss account
(in EUR million)

	2004	*2003*	*Percentage change*
Revenues:			
Insurance premiums	13,396.1	18,142.0	(26)
Interest income	41,191.4	26,692.2	54
Commissions and fees	1,976.1	1,799.1	10
Results from financial transactions			
- on behalf of policyholders	1,017.2	1,022.3	(0)
- other [1]	680.6	(137.8)	*
Other revenues			
- on behalf of policyholders	369.9	322.6	15
- other	2,086.2	2,254.1	(7)
Total revenues	60,717.5	50,094.5	21
Interest expense	(34,348.6)	(19,732.9)	74
Total revenues, net of interest expense	**26,368.9**	**30,361.6**	**(13)**
Technical charges insurance	(14,218.9)	(16,952.1)	(16)
Value adjustments	(265.4)	(783.7)	(66)
Net revenues	11,884.6	12,625.8	(6)
Operating expenses	(7,994.1)	(10,371.9)	(23)
Operating result before taxation	**3,890.5**	**2,253.9**	**73**
Taxation	(1,032.4)	(499.4)	*
Operating group profit	2,858.1	1,754.5	63
Minority interests	95.7	143.6	(33)
Net operating profit before value differences	**2,762.4**	**1,610.9**	**71**
Value differences on the equity portfolio [2]	434.9	636.6	(32)
Net operating profit	**3,197.3**	**2,247.5**	**42**
Non-operating items:			
- Reorganisation provision (Insurance)	(5.0)	(14.6)	
- Reorganisation provision (Banking)	(134.8)	(41.5)	
- IPO Fortis Assurant	118.6	(84.8)	
- Seguros Bilbao (Insurance)	144.6		
- Theodoor Gilissen (Banking)		90.8	
- Fortis Bank Asia (Banking)	19.8		
Change tax rate The Netherlands	18.0		
Non-operating items after taxation	161.2	(50.1)	*
Net profit	**3,358.5**	**2,197.4**	**53**

1) *Including realised results on hedging transactions.*
2) *Including unrealised capital gains on equity portfolio.*

Consolidated balance sheet (before appropriation of profit)

(in EUR million)

	31 December 2004	*31 December 2003*
Assets		
Cash	5,216.1	8,286.4
Trading securities	37,870.9	23,458.2
Investments	163,667.2	157,994.8
Loans and advances to credit institutions	72,654.2	79,445.8
Loans and advances to customers	209,372.3	182,039.2
Reinsurers' share of technical provisions	1,428.2	5,486.6
Deferred acquisition costs	1,479.7	2,788.5
Prepayments and accrued income	39,738.7	28,053.2
Investments on behalf of policyholders	18,702.6	19,946.2
Other assets	20,517.9	15,751.1
Total assets	**570,647.8**	**523,250.0**
Liabilities		
Amounts owed to credit institutions	119,029.8	109,368.4
Amounts owed to customers	213,778.9	187,423.4
Debt certificates	51,943.5	52,278.9
Technical provisions	57,846.2	64,410.1
Technical provisions related to investments on behalf of policyholders	18,822.7	20,379.9
Accruals and deferred income	37,670.0	27,420.9
Other liabilities	41,266.4	34,571.3
Convertible notes	0.0	0.0
Subordinated convertible note (FRESH) *	1,250.0	1,250.0
Subordinated liabilities *	11,020.6	9,923.1
	552,628.1	507,026.0
Fund for general banking risks *	2,198.4	2,209.1
Minority interests in group equity	1,456.7	2,120.7
Net equity	14,364.6	11,894.2
Group equity *	15,821.3	14,014.9
Total liabilities	**570,647.8**	**523,250.0**

* Risk-bearing capital	30,290.3	27,397.1

Consolidated statement of cash flow

(in EUR million)

	2004	*2003*
Cash flow from operating activities:		
Net profit	3,358.5	2,197.4
Adjustment to reconcile net profit to net cash provided by operating activities:		
- Minority interest	95.7	144.3
- Value adjustments on receivables	240.1	760.1
- Value adjustments on real estate	22.4	22.2
- Depreciation, amortization and other value adjustments	660.9	2,536.3
- Foreign exchange gains/losses on debt securities	844.4	1,760.2
- Gains/losses realised on sale of investment securities	(445.9)	657.0
- Gains/losses realised on sale of real estate	(89.3)	(102.3)
- Value adjustments on the investment portfolio of shares	(376.6)	(740.9)
- Unrealised gains/losses on trading portfolio	(536.0)	(361.9)
- Other	(88.3)	(99.2)
Net change in operating assets and liabilities, excluding effects of acquisitions:		
- Trading securities	(13,876.7)	(8,578.1)
- Deferred acquisition costs	(447.7)	(1,789.3)
- Prepayments and accrued income	(11,771.1)	(340.9)
- Investments on behalf of policyholders	(833.2)	(1,009.2)
- Other assets	(343.6)	(1,090.8)
- Technical provisions	206.6	4,463.1
- Accruals and deferred income	10,328.1	981.1
- Liabilities related to investments on behalf of policyholders	500.8	1,336.7
- Other liabilities	8,243.1	8,117.8
Net cash provided by operating activities	**(4,307.8)**	**8,863.6**
Cash flow from investing activities:		
Purchase of investments	(57,376.6)	(95,758.8)
Proceeds from sale/maturities of investments	45,085.1	74,530.6
Net increase in loans and advances to credit institutions	5,400.0	4,109.8
Net increase in loans and advances to customers	(29,954.7)	(10,859.9)
Purchase/sale of business, net of cash included	1,735.4	115.2
Net purchase of tangible fixed assets and intangible assets	(316.1)	(341.9)
Net cash used in investing activities	**(35,426.9)**	**(28,205.0)**
Cash flow from financing activities:		
Change in amounts owed to credit institutions	9,430.7	12,822.4
Change in amounts owed to customers	28,613.4	9,788.1
Change in debt certificates	(623.7)	2,315.3
Change in convertible notes		(1,256.1)
Change in subordinated liabilities	1,109.1	433.5
Capital issued by Fortis	45.4	34.0
Change in minority interest in group equity	(671.5)	
Dividends paid	(1,193.1)	(1,222.5)
Net cash provided by financing activities	**36,710.3**	**22,914.7**
Net increase (decrease) in cash	(3,024.4)	3,573.3
Cash at beginning of the period	8,286.4	4,484.8
Effect of exchange rate	(45.9)	228.3
Cash at end of the period	**5,216.1**	**8,286.4**

Key figures per share

	2004	2003
	EUR	EUR
Fortis		
Net operating profit before value differences	2.13	1.24
Net operating profit	2.46	1.74
Net profit	2.59	1.70
After full conversion [1]	2.53	1.67
Net equity	11.04	9.16
Proposed dividend	1.04	0.92
Average number of shares outstanding [2]	1,298,287,609	1,295,387,286
Number of shares outstanding end of period [2]	1,301,104,005	1,298,200,094

1) *After exercise of warrants and options and full conversion of convertible bonds.*
2) *Upon economical withdrawal of shares issued under the FRESH-agreement.*

Net equity

Movements in net equity were as follows (in EUR million):

Net equity at 31 December 2003	**11,894.2**
Issue of shares Option plans / Share plans	45.4
Net profit	3,358.5
Dividend	(1,193.1)
Revaluation of investments	395.0
Reversal of revaluation on sale of investments	(108.4)
Taxation	(36.8)
Goodwill	134.8
Translation differences	(16.2)
Other changes in net equity	(108.8)
Net equity at 31 December 2004	**14,364.6**

Solvency

	Floor	*Cap*
Net core capital [1]	21,269.7	21,269.7
Solvency requirement	16,371.4	20,678.6
Solvency surplus / deficit	4,898.3	591.1
Net core capital as multiple of solvency target	1.30	1.03

1) *Consists of Group equity, Fund for general banking risks and Tier 1 loans.*

Profit and Loss account by sector
(in EUR million)

				2004
	Insurance	*Banking*	*General* [1]	*Total*
Revenues:				
Insurance premiums	13,396.1			13,396.1
Interest income	2,791.6	38,878.8	(479.0)	41,191.4
Commissions and fees		1,977.6	(1.5)	1,976.1
Results from financial transactions				
- on behalf of policyholders	1,017.2			1,017.2
- other	62.2	612.2	6.2	680.6
Other revenues				
- on behalf of policyholders	369.9			369.9
- other	1,212.0	880.1	(5.9)	2,086.2
Total revenues	18,849.0	42,348.7	(480.2)	60,717.5
Interest expense	(420.3)	(34,291.3)	363.0	(34,348.6)
Total revenues, net of interest expense	**18,428.7**	**8,057.4**	**(117.2)**	**26,368.9**
Technical charges insurance	(14,218.9)			(14,218.9)
Value adjustments	(38.2)	(227.2)		(265.4)
Net revenues	4,171.6	7,830.2	(117.2)	11,884.6
Operating expenses	(2,712.0)	(5,167.7)	(114.4)	(7,994.1)
Operating result before taxation	**1,459.6**	**2,662.5**	**(231.6)**	**3,890.5**
Taxation	(421.2)	(680.0)	68.8	(1,032.4)
Operating group profit	1,038.4	1,982.5	(162.8)	2,858.1
Minority interests	41.7	54.0		95.7
Net operating profit before value differences	**996.7**	**1,928.5**	**(162.8)**	**2,762.4**
Value differences on the equity portfolio [2]	483.4	41.4	(89.9)	434.9
Net operating profit	**1,480.1**	**1,969.9**	**(252.7)**	**3,197.3**
Non-operating items after taxation	119.6	(114.9)	156.5	161.2
Net profit	**1,599.7**	**1,855.0**	**(96.2)**	**3,358.5**
Net interest income		4,587.5		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*
[2] *Relates to unrealised capital gains on the equity portfolio.*

Profit and Loss account by sector
(in EUR million)

				2003
	Insurance	*Banking*	*General* [1]	*Total*
Revenues:				
Insurance premiums	18,142.0			18,142.0
Interest income	3,468.0	23,751.0	(526.8)	26,692.2
Commissions and fees		1,801.6	(2.5)	1,799.1
Results from financial transactions				
- on behalf of policyholders	1,022.3			1,022.3
- other [2]	(993.4)	852.4	3.2	(137.8)
Other revenues				
- on behalf of policyholders	322.6			322.6
- other	1,503.0	749.6	1.5	2,254.1
Total revenues	23,464.5	27,154.6	(524.6)	50,094.5
Interest expense	(766.3)	(19,370.9)	404.3	(19,732.9)
Total revenues, net of interest expense	**22,698.2**	**7,783.7**	**(120.3)**	**30,361.6**
Technical charges insurance	(16,952.1)			(16,952.1)
Value adjustments	(22.0)	(761.7)		(783.7)
Net revenues	5,724.1	7,022.0	(120.3)	12,625.8
Operating expenses	(5,140.8)	(5,128.1)	(103.0)	(10,371.9)
Operating result before taxation	**583.3**	**1,893.9**	**(223.3)**	**2,253.9**
Taxation	(127.0)	(448.9)	76.5	(499.4)
Operating group profit	456.3	1,445.0	(146.8)	1,754.5
Minority interests	51.5	55.2	36.9	143.6
Net operating profit before value differences	**404.8**	**1,389.8**	**(183.7)**	**1,610.9**
Value differences on the equity portfolio [3]	592.1	56.2	(11.7)	636.6
Net operating profit	**996.9**	**1,446.0**	**(195.4)**	**2,247.5**
Non-operating items after taxation	(99.4)	49.2	0.1	(50.1)
Net profit	**897.5**	**1,495.2**	**(195.3)**	**2,197.4**
Net interest income		4,380.1		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*
[2] *Including realised results on hedging transactions.*
[3] *Including unrealised gains on equity portfolio.*

(in EUR million)

			Insurance
	Gross	*Taxation and minority interests*	*Net*
2004			
Operating result	**1,459.6**	**(462.9)**	**996.7**
less: Realised value differences shares	(32.8)	(22.6)	(55.4)
less: Realised value differences other	95.1	(34.7)	60.4
Operating result before realised value differences	**1,397.3**	**(405.6)**	**991.7**
2003			
Operating result	**583.3**	**(178.5)**	**404.8**
less: Realised value differences shares	(1,342.3)	442.8	(899.5)
less: Realised value differences other	348.9	(105.1)	243.8
Operating result before realised value differences	**1,576.7**	**(516.2)**	**1,060.5**

			Banking
	Gross	*Taxation and minority interests*	*Net*
2004			
Operating result	**2,662.5**	**(734.0)**	**1,928.5**
less: Realised value differences shares	(10.9)	(2.8)	(13.7)
less: Realised value differences other	449.5	(153.1)	296.4
Operating result before realised value differences	**2,223.9**	**(578.1)**	**1,645.8**
2003			
Operating result	**1,893.9**	**(504.1)**	**1,389.8**
less: Realised value differences shares	(65.2)	17.2	(48.0)
less: Realised value differences other	508.3	(172.7)	335.6
Operating result before realised value differences	**1,450.8**	**(348.6)**	**1,102.2**

Balance sheet by sector
(in EUR million)

				31 December 2004
	Insurance	*Banking*	*General* [1]	*Total*
Assets				
Cash	2,945.3	4,144.7	(1,873.9)	5,216.1
Trading securities		37,870.9		37,870.9
Investments	55,088.7	108,565.5	13.0	163,667.2
Loans and advances to credit institutions	3,479.8	71,721.0	(2,546.6)	72,654.2
Loans and advances to customers	8,273.6	206,400.5	(5,301.8)	209,372.3
Reinsurers' share of technical provisions	1,428.2			1,428.2
Deferred acquisition costs	1,479.7			1,479.7
Prepayments and accrued income	1,214.8	38,639.6	(115.7)	39,738.7
Investments on behalf of policyholders	18,702.6			18,702.6
Other assets	6,112.7	16,816.3	(2,411.1)	20,517.9
Total assets	**98,725.4**	**484,158.5**	**(12,236.1)**	**570,647.8**
Liabilities				
Amounts owed to credit institutions	5,607.8	118,119.1	(4,697.1)	119,029.8
Amounts owed to customers		227,550.4	(13,771.5)	213,778.9
Debt certificates	1,073.5	42,141.6	8,728.4	51,943.5
Technical provisions	57,846.2			57,846.2
Technical provisions related to investments on behalf of policyholders	18,822.7			18,822.7
Accruals and deferred income	431.4	37,343.4	(104.8)	37,670.0
Other liabilities	6,017.8	36,135.6	(887.0)	41,266.4
Convertible notes	0.0			0.0
Subordinated convertible note (FRESH)			1,250.0	1,250.0
Subordinated liabilities	1,234.8	10,233.9	(448.1)	11,020.6
	91,034.2	471,524.0	(9,930.1)	552,628.1
Fund for general banking risks		2,198.4		2,198.4
Minority interests in group equity	722.5	734.2		1,456.7
Net equity	6,968.7	9,701.9	(2,306.0)	14,364.6
Group equity	7,691.2	10,436.1	(2,306.0)	15,821.3
Total liabilities	**98,725.4**	**484,158.5**	**(12,236.1)**	**570,647.8**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Balance sheet by sector
(in EUR million)

				31 December 2003
	Insurance	*Banking*	*General [1]*	*Total*
Assets				
Cash	1,870.1	6,890.0	(473.7)	8,286.4
Trading securities		23,458.2		23,458.2
Investments	54,093.1	103,799.7	102.0	157,994.8
Loans and advances to credit institutions	3,518.1	77,980.9	(2,053.2)	79,445.8
Loans and advances to customers	10,657.6	174,402.0	(3,020.4)	182,039.2
Reinsurers' share of technical provisions	5,486.6			5,486.6
Deferred acquisition costs	2,788.5			2,788.5
Prepayments and accrued income	1,283.7	27,000.7	(231.2)	28,053.2
Investments on behalf of policyholders	19,946.2			19,946.2
Other assets	6,323.7	10,447.4	(1,020.0)	15,751.1
Total assets	**105,967.6**	**423,978.9**	**(6,696.5)**	**523,250.0**
Liabilities				
Amounts owed to credit institutions	1,821.7	109,036.2	(1,489.5)	109,368.4
Amounts owed to customers		201,805.2	(14,381.8)	187,423.4
Debt certificates	2,071.8	37,938.5	12,268.6	52,278.9
Technical provisions	64,410.1			64,410.1
Technical provisions related to investments on behalf of policyholders	20,379.9			20,379.9
Accruals and deferred income	692.9	26,628.3	99.7	27,420.9
Other liabilities	8,021.5	27,195.6	(645.8)	34,571.3
Convertible notes	0.0			0.0
Subordinated convertible note (FRESH)			1,250.0	1,250.0
Subordinated liabilities	1,336.8	9,566.7	(980.4)	9,923.1
	98,734.7	412,170.5	(3,879.2)	507,026.0
Fund for general banking risks		2,209.1		2,209.1
Minority interests in group equity	750.6	934.7	435.4	2,120.7
Net equity	6,482.3	8,664.6	(3,252.7)	11,894.2
Group equity	7,232.9	9,599.3	(2,817.3)	14,014.9
Total liabilities	**105,967.6**	**423,978.9**	**(6,696.5)**	**523,250.0**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Assets under management by origin

(in EUR million)

		31 December 2004		31 December 2003		Percentage change
Investments insurance	55,088.7		54,093.1		2	
Investments banking	108,565.5		103,799.7		5	
Total investments for own account [1]		163,667.2		157,994.8		4
Investments on behalf of policyholders		18,702.6		19,946.2		(6)
- Private Banking	52,467.7		50,147.2		5	
- Asset Management	87,057.0		77,951.0		12	
- Other	22,265.1		18,726.0		19	
- Intercompanies	(22,224.1)		(18,805.7)			
Funds under management		139,565.7		128,018.5		9
Total assets under management		**321,935.5**		**305,959.5**		**5**

[1] *This amount also includes the investments which cannot be attributed either to insurance or to banking.*

Funds under management by type of investment

(in EUR million)

				31 December 2004
	Shares	Land and buildings	Debt securities	Total
Private Banking	27,049.7		25,418.0	52,467.7
Asset Management	31,871.4	639.8	54,545.8	87,057.0
Other	2,016.7	465.3	19,783.1	22,265.1
Subtotal	60,937.8	1,105.1	99,746.9	161,789.8
Eliminations	(12,009.6)	(365.9)	(9,848.6)	(22,224.1)
Total funds under management	**48,928.2**	**739.2**	**89,898.3**	**139,565.7**

Roll-forward funds under management for the year 2004

(in EUR million)

	Private Banking	Asset Management	Other	Eliminations	Total
Closing balance at 31 December 2003	50,147.2	77,951.0	18,726.0	(18,805.7)	128,018.5
Net new means	(663.5)	5,438.0	1,477.7	(190.1)	6,062.1
Capital gains/losses	1,990.0	3,365.2	92.3	(1,159.7)	4,287.8
Transfer between business lines and other	994.0	302.8	1,969.1	(2,068.6)	1,197.3
Closing balance at 31 December 2004	**52,467.7**	**87,057.0**	**22,265.1**	**(22,224.1)**	**139,565.7**

Summary of consolidated figures Insurance

(in EUR million)

	2004	*2003*
Fortis ASR		
Total revenues, net of interest expense	6,399.1	6,027.6
Operating result before taxation	504.5	(133.9)
Net operating profit before realised value differences	352.9	259.8
Total assets	39,695.1	37,444.8
Fortis AG		
Total revenues, net of interest expense	3,790.0	3,805.6
Operating result before taxation	323.4	340.7
Net operating profit before realised value differences	230.4	226.4
Total assets	19,887.5	17,915.1
FB Insurance		
Total revenues, net of interest expense	3,752.8	2,828.2
Operating result before taxation	329.7	(167.6)
Net operating profit before realised value differences	187.5	172.7
Total assets	21,437.3	17,289.0
Fortis Insurance International		
Total revenues, net of interest expense	3,902.1	3,787.1
Operating result before taxation	171.2	102.2
Net operating profit before realised value differences	100.9	98.2
Total assets	17,139.6	15,062.1
Assurant, Inc.		
Total revenues, net of interest expense	584.7	6,249.7
Operating result before taxation	130.8	441.9
Net operating profit before realised value differences	120.0	303.4
Total assets	665.7	18,348.1
Insurance		
Total revenues, net of interest expense	18,428.7	22,698.2
Operating result before taxation	1,459.6	583.3
Net operating profit before realised value differences	991.7	1,060.5
Total assets [1)]	98,725.4	105,967.6

[1)] *Including eliminations.*

Profit and loss account insurance
(in EUR million)

			2004
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	9,034.9	4,361.2	13,396.1
Interest income	2,340.4	451.2	2,791.6
Results from financial transactions			
- on behalf of policyholders	1,017.2		1,017.2
- other	78.4	(16.2)	62.2
Other revenues			
- on behalf of policyholders	369.9		369.9
- other	1,009.9	202.1	1,212.0
Total revenues	13,850.7	4,998.3	18,849.0
Interest expense	(360.4)	(59.9)	(420.3)
Total revenues, net of interest expense	**13,490.3**	**4,938.4**	**18,428.7**
Technical charges insurance	(11,258.2)	(2,960.7)	(14,218.9)
Value adjustments	(31.3)	(6.9)	(38.2)
Net revenues	2,200.8	1,970.8	4,171.6
Operating expenses	(1,318.5)	(1,393.5)	(2,712.0)
Operating result before taxation	**882.3**	**577.3**	**1,459.6**
Taxation	(265.1)	(156.1)	(421.2)
Operating group profit	617.2	421.2	1,038.4
Minority interests	40.6	1.1	41.7
Net operating profit before value differences	**576.6**	**420.1**	**996.7**
Value differences on the equity portfolio [1]	402.2	81.2	483.4
Net operating profit	**978.8**	**501.3**	**1,480.1**
Non-operating items after taxation	87.5	32.1	119.6
Net profit	**1,066.3**	**533.4**	**1,599.7**
Technical result:			
- Life	737.6		
- Accident & Health		183.4	
- Motor		121.4	
- Fire		134.1	
- Other		27.0	
Total technical result	**737.6**	**465.9**	
Realised and unrealised capital gains	60.3	(17.7)	
Other	84.4	129.1	
Operating result before taxation	**882.3**	**577.3**	

[1] *Relates to unrealised capital gains on the equity portfolio.*

Profit and loss account insurance
(in EUR million)

			2003
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	9,405.2	8,736.8	18,142.0
Interest income	2,750.5	717.5	3,468.0
Results from financial transactions			
- on behalf of policyholders	1,022.3		1,022.3
- other [1]	(898.2)	(95.2)	(993.4)
Other revenues			
- on behalf of policyholders	322.6		322.6
- other	1,120.3	382.7	1,503.0
Total revenues	13,722.7	9,741.8	23,464.5
Interest expense	(665.4)	(100.9)	(766.3)
Total revenues, net of interest expense	**13,057.3**	**9,640.9**	**22,698.2**
Technical charges insurance	(11,475.6)	(5,476.5)	(16,952.1)
Value adjustments	15.5	(37.5)	(22.0)
Net revenues	1,597.2	4,126.9	5,724.1
Operating expenses	(1,626.9)	(3,513.9)	(5,140.8)
Operating result before taxation	**(29.7)**	**613.0**	**583.3**
Taxation	48.4	(175.4)	(127.0)
Operating group profit	18.7	437.6	456.3
Minority interests	49.4	2.1	51.5
Net operating profit before value differences	**(30.7)**	**435.5**	**404.8**
Value differences on the equity portfolio [2]	531.6	60.5	592.1
Net operating profit	**500.9**	**496.0**	**996.9**
Non-operating items after taxation	(44.1)	(55.3)	(99.4)
Net profit	**456.8**	**440.7**	**897.5**
Technical result:			
- Life	821.5		
- Accident & Health		339.1	
- Motor		101.2	
- Fire		77.2	
- Other		99.4	
Total technical result	**821.5**	**616.9**	
Realised and unrealised capital gains	(897.5)	(95.1)	
Other	46.3	91.2	
Operating result before taxation	**(29.7)**	**613.0**	

1) *Including realised results on hedging transactions.*
2) *Including unrealised capital gains on equity portfolio.*

Specification of net premiums earned
(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
2004						
Gross premiums	9,089.5	1,669.9	1,434.7	998.1	1,073.5	14,265.7
Ceded reinsurance premiums	(54.6)	(336.3)	(18.3)	(116.4)	(275.3)	(800.9)
Net change in provisions for unearned premiums		(11.3)	(1.2)	(19.2)	(37.0)	(68.7)
Total net premiums earned	**9,034.9**	**1,322.3**	**1,415.2**	**862.5**	**761.2**	**13,396.1**
2003						
Gross premiums	9,531.1	4,308.8	1,542.1	1,038.0	4,397.3	20,817.3
Ceded reinsurance premiums	(125.9)	(514.3)	(22.4)	(172.9)	(1,592.4)	(2,427.9)
Net change in provisions for unearned premiums		0.5	(8.8)	(27.5)	(211.6)	(247.4)
Total net premiums earned	**9,405.2**	**3,795.0**	**1,510.9**	**837.6**	**2,593.3**	**18,142.0**

Net premiums earned by line of business, by region
(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
2004						
Belgium	4,268.7	294.4	357.7	331.0	144.7	5,396.5
The Netherlands	2,780.4	759.9	519.1	341.1	374.4	4,774.9
Luxembourg	861.6	0.8		7.8	1.8	872.0
Total Benelux	7,910.7	1,055.1	876.8	679.9	520.9	11,043.4
United States	58.4	209.0			165.6	433.0
Rest of the world	1,065.8	58.2	538.4	182.6	74.7	1,919.7
Total	**9,034.9**	**1,322.3**	**1,415.2**	**862.5**	**761.2**	**13,396.1**
2003						
Belgium	4,016.2	292.7	349.2	312.5	141.2	5,111.8
The Netherlands	2,903.6	699.0	523.8	316.9	367.2	4,810.5
Luxembourg	650.7	0.7		7.6	2.0	661.0
Total Benelux	7,570.5	992.4	873.0	637.0	510.4	10,583.3
United States	713.0	2,731.0			2,001.9	5,445.9
Rest of the world	1,121.7	71.6	637.9	200.6	81.0	2,112.8
Total	**9,405.2**	**3,795.0**	**1,510.9**	**837.6**	**2,593.3**	**18,142.0**

Specification life insurance premiums
(in EUR million)

	2004	*2003*	*Percentage change*
Individual premiums	7,260.6	7,659.0	(5)
Premiums under group contracts	1,828.9	1,872.1	(2)
Gross premiums	**9,089.5**	**9,531.1**	**(5)**
Periodic premiums	3,957.5	4,284.5	(8)
Single premiums	5,132.0	5,246.6	(2)
Gross premiums	**9,089.5**	**9,531.1**	**(5)**
Premiums from:			
- Non-bonus contracts	1,561.5	2,211.8	(29)
- Bonus contracts	5,031.5	4,963.8	1
- Contracts where the policyholders bear the investment risk	2,496.5	2,355.5	6
Gross premiums	**9,089.5**	**9,531.1**	**(5)**
Individual contracts:			
- Periodic premiums	2,077.2	2,124.9	(2)
- Single premiums	3,004.4	3,486.3	(14)
Premiums group contracts	1,511.4	1,564.4	(3)
Investment-linked premiums	2,496.5	2,355.5	6
Gross premiums	**9,089.5**	**9,531.1**	**(5)**

Key figures insurance by quarter
(in EUR million)

				2004	*2003*
	fourth quarter	*third quarter*	*second quarter*	*first quarter*	*fourth quarter*
Premiums earned Life	2,788.7	1,772.0	2,053.5	2,420.7	2,374.5
Premiums earned Non-life	969.3	1,036.4	1,021.8	1,333.7	2,319.8
Operating expenses	(647.1)	(615.4)	(609.8)	(839.7)	(1,416.1)
Operating result before taxation [1]	381.0	351.8	434.1	292.7	273.9
Taxation	(101.2)	(76.9)	(127.5)	(115.6)	(103.4)
Net operating profit before value differences	**270.5**	**263.7**	**296.1**	**166.4**	**158.4**
Value differences on the equity portfolio [2]	213.1	(32.9)	52.3	250.9	427.4
Net operating profit	**483.6**	**230.8**	**348.4**	**417.3**	**585.8**
Non operating items after taxation	18.5	1.5	(5.8)	105.4	(86.4)
Net profit	**502.1**	**232.3**	**342.6**	**522.7**	**499.4**

1) *Including realised results on hedging transactions.*
2) *Including unrealised capital gains on equity portfolio.*

Specification of commissions and fees banking

(in EUR million)

		2004		*2003*		*Percentage change*
Issuance	67.0		49.0		37	
Securities transactions	485.4		472.6		3	
Insurance	171.7		154.3		11	
Asset management	763.1		638.4		20	
Payment services	382.7		372.2		3	
Miscellaneous	665.8		608.6		9	
Total commission income		2,535.7		2,295.1		10
Commission paid		(558.1)		(493.5)		13
Net commission income		**1,977.6**		**1,801.6**		**10**

Specification of result from financial transactions banking

(in EUR million)

	2004	*2003*	*Percentage change*
Trading	135.1	393.1	(66)
Venture capital	(28.7)	(38.1)	(25)
Participating interests	38.5	16.2	*
Realised capital gains and losses	467.3	481.2	(3)
Total	**612.2**	**852.4**	**(28)**

Specification of other revenues banking

(in EUR million)

	2004	*2003*	*Percentage change*
Dividends from equity securities	56.6	28.1	*
Rental income land & buildings	143.7	137.0	5
Revenues from participating interests	101.2	35.0	*
Income from leasing activities	444.1	396.2	12
Other revenues	134.5	153.3	(12)
Total	**880.1**	**749.6**	**17**

Specification operating expenses banking
(in EUR million)

	2004	*2003*	*Percentage change*
Staff costs	2,945.2	2,895.3	2
Depreciation and amortization	244.0	258.5	(6)
Other costs	1,641.9	1,677.9	(2)
	4,831.1	4,831.7	(0)
Cost of assets held for lease	336.6	296.4	14
Total operating expenses	**5,167.7**	**5,128.1**	**1**

Selected balance sheet figures banking
(in EUR million)

		31 December 2004		*31 December 2003*
Balance sheet total		484,158.5		423,978.9
Risk-bearing capital		22,868.4		21,375.1
Risk-weighted assets		172,391.4		161,507.3
Tier 1 ratio (in %)		8.3		7.9
Total capital ratio (in %)		12.3		12.4
Loans and advances to customers:				
• public sector		5,562.0		4,533.5
• private sector				
* commercial		133,180.8		105,477.3
* retail				
- mortgages	59,390.5		55,857.3	
- other	8,267.2		8,533.9	
		67,657.7		64,391.2
Total loans and advances to customers		**206,400.5**		**174,402.0**
Amounts owed to customers:				
• savings deposits				
* repayable on demand	55,592.0		51,185.8	
* with agreed maturity dates or periods of notice	54,731.9		49,433.6	
		110,323.9		100,619.4
• other debts				
* repayable on demand	60,638.7		57,006.4	
* with agreed maturity dates or periods of notice	56,587.8		44,179.4	
		117,226.5		101,185.8
Total amounts owed to customers		**227,550.4**		**201,805.2**

Key figures banking by quarter

(in EUR million)

	2004				2003
	fourth quarter	*third quarter*	*second quarter*	*first quarter*	*fourth quarter*
Net interest income	1,141.7	1,117.1	1,171.8	1,156.9	1,163.7
Commissions and fees	524.5	470.6	490.0	492.5	486.0
Results from financial transactions	49.4	65.5	96.6	400.7	(96.8)
Other revenues	251.6	230.9	204.0	193.6	222.6
Total revenues, net of interest expense	**1,967.2**	**1,884.1**	**1,962.4**	**2,243.7**	**1,775.5**
Value adjustments	(26.7)	(54.1)	(38.7)	(107.7)	(189.2)
Staff costs	(783.2)	(712.2)	(728.3)	(721.5)	(699.2)
Other operating expenses	(529.2)	(422.9)	(445.1)	(488.7)	(466.6)
Cost of assets held for lease	(102.8)	(83.3)	(75.9)	(74.6)	(87.7)
Operating result before taxation	**525.3**	**611.6**	**674.4**	**851.2**	**332.8**
Taxation	(106.9)	(163.7)	(191.5)	(217.9)	(31.2)
Minority interests	8.7	12.6	16.8	15.9	13.8
Net operating profit before value differences	**409.7**	**435.3**	**466.1**	**617.4**	**287.8**
Value differences on the equity portfolio [1]	(31.0)	(1.6)	38.2	35.8	19.6
Net operating profit	**378.7**	**433.7**	**504.3**	**653.2**	**307.4**
Non-operating items after taxation	(107.2)	(0.3)	3.8	(11.2)	63.9
Net profit	**271.5**	**433.4**	**508.1**	**642.0**	**371.3**

1) *Relates to unrealised capital gains on the equity portfolio.*









Fortis
Rue Royale 20
1000 Brussels
Belgium
Telephone 32 (0)2 510 52 11

Archimedeslaan 6
3584 BA Utrecht
The Netherlands
Telephone 31 (0)30 226 62 22

Internet address : www.fortis.com
E-mail address : info@fortis.com

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